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   FORM 4
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[ ] Check   box   if  no                   U.S. SECURITIES AND EXCHANGE COMMISSION                      -------------------------
    longer   subject  to                           Washington, D.C. 20549                                      OMB APPROVAL
    Section 16 Form 4 or                                                                                -------------------------
    Form  5  obligations                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   OMB Number:  3235-0287
    may  continue.   See                                                                                Expires: September 30, 1998
    Instruction 1(b)                                                                                    Estimated average burden
                                                                                                        hours per response .. 0.5
 (Print or Type Responses)                                                                              -------------------------
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                       Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer
   Smith      Janice                        Electronics For Imaging Inc                       (Check all applicable)
---------------------------------------   --------------------------------------------    ___ Director     ___ 10% Owner
  (Last)     (First)     (Middle)         3. IRS or Social        4. Statement for        _X_ Officer      ___ Other (specify below)
   Attn: Stock Services                      Security of Reporting   Month/Year               (give title below)
   303 Velocity Way                          Person, if an entity    May 2000            VP, Marketing and Human Resources
---------------------------------------      (Voluntary)          --------------------  -------------------------------------------
             (Street)                                             5. If Amendment,      7. Individual or Joint/Group Reporting
                                                                     Date of original      _X_ Form Filed by One Reporting Person
                                                                     (Month/Year)          ___ Form Filed by More than One Reporting
                                                                                               Person
   Foster City, CA         94404                                                                 (Check all applicable)
---------------------------------------   ----------------------- --------------------  -------------------------------------------
  (City)     (State)       (Zip)                 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security                      2. Trans-    3. Trans   4. Securities Acquired (A)   5. Amount of   6. Owner-   7. Nature
     (Instr. 3)                              action       action     or Disposed of (D)           Securities     ship        of In-
                                             Date         Code       (Instr. 3, 4, and 5)         Beneficially   Form;       direct
                                                          (Instr.                                 Owned at       Direct      Bene-
                                                          8)                                      End of         (D) or      ficial
                                             (Month/                                              Issuer's                   Owner-
                                             Day/                                                 Fiscal         Indirect    ship
                                             Year)                  -------------------------     Year             (I)       (Instr.
                                                                                (A)               (Instr. 3      (Instr. 4)   4)
                                                                                 or               and 4)
                                                          Code    V   Amount    (D)     Price
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Common Stock                                 04/28/00       M             500    A         $5.0000                    D
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Common Stock                                 04/28/00       S             500    D        $53.0000                    D
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Common Stock                                 04/28/00       M             500    A         $4.0938                    D
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Common Stock                                 04/28/00       S             500    D        $53.0000                    D
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Common Stock                                 04/28/00       M           4,000    A         $4.9375                    D
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Common Stock                                 04/28/00       S           4,000    D        $53.0000                    D
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Common Stock                                 05/05/00       M           2,000    A         $5.0000                    D
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Common Stock                                 05/05/00       S           2,000    D        $54.3400       1,700        D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                   SEC 1474 (7-96)
Potential  persons who are to respond to the collection of information  contained  in this form are not
required  to respond  unless the form  displays a  currently  valid OMB control number.                            Page 1 of 2 pages

FORM 4 (continued)
                             Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g. puts, calls, warrants, options, convertible securities)
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1. Title of Derivative 2. Conver-  3. Trans- 4. Trans-  5. Number   6. Date     7. Title   8. Price  9.Number 10. Owner- 11. Nature
   Security (Instr. 3)    sion or     action    action     of Deri-    Exer-       and        of       of         ship       of
                          Exercise    Date      Code       vative      cisable     Amount     Deri-    deriv-     Form of    Indir-
                          Price of              (Inst.8)   Secur-      and         of         vative   ative      Deriv-     ect
                          Deri-       (Month/              ities       Expiration  Underl-    Secur-   Secur-     ative      Benef-
                          vative      Day/                 Acquired    Date        ying       ity      ities      Security   icial
                          Security    Year)                (A) or      (Month/     Secur-     (Instr.  Bene-      Direct     Owner-
                                                           Disposed    Day/        ities      5)       fically    (D) or     ship
                                                           of (D)      Year)       (Instr.             Owned      Indirect   (Instr.
                                                           (Instr.                 3 and 4)            at End     (I)        4)
                                                           3, 4,                                       of         (Instr. 4)
                                                           and 5)                                      Month
                                                                                                       (Instr. 4)
                                              Code  V    (A)   (D) Date  Expir         Amount or
                                                                   Exer- ation   Title Number of
                                                                   cis-   Date         Shares
                                                                   able
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Employee Stock Option                                                            Common
(right to buy)           $4.0938   04/28/00    M               500  (1) 08/16/03 Stock     500               0        D
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Employee Stock Option                                                            Common
(right to buy)           $4.9375   04/28/00    M             4,000  (2) 05/28/03 Stock   4,000               0        D
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Employee Stock Option                                                            Common
(right to buy)           $5.0000   04/28/00    M               500  (3) 07/25/04 Stock     500                        D
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Employee Stock Option                                                            Common
(right to buy)           $5.0000   05/05/00    M             2,000  (3) 07/25/04 Stock   2,000          10,800        D
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Stock Option                                                                     Common
(right to buy)          $45.1880   02/01/00    A   60,000               01/31/10 Stock  60,000          60,000        D
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Explanation of Responses:

(1)  This option was originally for 4,000 shares and first became exercisable as to 25% of the shares on July 1, 1994, July 1, 1995,
     July 1, 1996, and July 1, 1997, respectively.  The number of shares and option price reflected for this option are post two for one split, effective November 30, 1995, and post two for one split, effective February 20, 1997.

(2)  This option was originally for 16,000 shares and first became  exercisable as to 25% of the shares on May 3, 1994, May 3, 1995,
     May 3, 1996, and May 3, 1997,  respectively.  The number of shares and option price  reflected for this option are post two for one split, effective November 30, 1995, and post two for one split, effective February 20, 1997.

(3)  This option was  originally  for 24,000 shares and first became  exercisable  as to 25% of the shares on July 1, 1995,  July 1,
     1996,  July 1, 1997, and July 1, 1998,  respectively.  The number of shares and option price reflected for this option are post two for one split, effective November 30, 1995, and post two for one split, effective February 20, 1997.

** International misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: file three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                      /s/ Janice Smith                    06/08/00
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                                                                                      ** Signature of Reporting Person     Date